UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 2)
SunCom Wireless Holdings, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
86775103

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
February 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	CUSIP No. – 86775103	Page	2	of	10

1	NAMES OF REPORTING PERSONS Highland Capital Management, L.P., a Delaware limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

CUSIP No.	CUSIP No. – 86775103	Page	3	of	10

1	NAMES OF REPORTING PERSONS Strand Advisors, Inc., a Delaware corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

CUSIP No.	CUSIP No. – 86775103	Page	4	of	10

1	NAMES OF REPORTING PERSONS Highland Capital Management Services, Inc., a Delaware corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	CUSIP No. – 86775103	Page	5	of	10

1	NAMES OF REPORTING PERSONS James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No.	CUSIP No. – 86775103	Page	6	of	10

1	NAMES OF REPORTING PERSONS Highland Credit Strategies Fund, a Delaware trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund and Restoration Opportunities Fund. Therefore, each of Highland Credit Strategies Fund and Restoration Opportunities Fund expressly disclaims membership in a group with the other Reporting Persons.

CUSIP No.	CUSIP No. – 86775103	Page	7	of	10

1	NAMES OF REPORTING PERSONS Restoration Opportunities Fund, a Delaware trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund and Restoration Opportunities Fund. Therefore, each of Highland Credit Strategies Fund and Restoration Opportunities Fund expressly disclaims membership in a group with the other Reporting Persons.

This Amendment No. 2to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on May 17, 2007 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 20, 2007 (the “13D First Amendment”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D, as amended. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.
Item 1. Security and Issuer.
Unchanged.
Item 2. Identity and Background.
Unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D, as amended, is hereby supplemented as follows:
     As a result of the consummation of the transactions contemplated by the Merger Agreement described in Item 4, the Reporting Persons do not own any shares of Common Stock.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D, as amended, is hereby supplemented as follows:
     “On February 22, 2008, the Issuer consummated the transactions contemplated by that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”) with T-Mobile USA, Inc., a Delaware corporation and wholly owned subsidiary of Deutsche Telekom AG (“Parent”), and Tango Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent formed for the purpose of effecting the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Parent acquired all of the outstanding shares of Common Stock of the Issuer, including the shares of Common Stock previously owned by the Reporting Persons, in exchange for a cash payment of $27.00 per share. Consequently, this is the Reporting Persons’ final amendment to the Schedule 13D.”
Item 5. Interest in Securities of the Issuer.
     Item 3 of the Schedule 13D, as amended, is hereby amended in its entirety as follows:
     (a) and (b) The Reporting Persons do not own any shares of Common Stock.
     (c) See Item 4.
     (d) Not applicable.
     (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock on February 22, 2008, immediately after the consummation of the transactions contemplated by the Merger Agreement as described in Item 4.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Unchanged.
Item 7. Material to be Filed as Exhibits.
      Item 7 of the Schedule 13D, as amended, is hereby amended in its entirety as follows:

Exhibit 1	Exchange Agreement, dated as of January 31, 2007, by and among the Consenting Noteholders (as defined therein), SunCom Wireless Holdings, Inc., SunCom Wireless, Inc., and SunCom Wireless Investment Company LLC (Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2007 and incorporated by reference herein)

Exhibit 2	Lock-up and Voting Agreement, dated as of January 31, 2007, by and among the Identified Bondholders (as defined therein) and the Stockholders (as defined therein) (Exhibit 2 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2007 and incorporated by reference herein)

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated May 17, 2007 (Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2007 and incorporated by reference herein).

Exhibit 4	Stockholder Voting Agreement, dated September 16, 2007, by and among Tango Merger Sub, Inc., T-Mobile USA, Inc. and Stockholders (as defined therein) (incorporated by reference from Exhibit 99.1 of the current report on Form 8-K filed by the Issuer with the SEC on September 19, 2007 to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 20, 2007 and incorporated by reference herein).

Exhibit 5	Agreement and Plan of Merger, dated as of September 16, 2007, by and among T-Mobile USA, Inc., Tango Merger Sub, Inc. and SunCom Wireless Holdings, Inc. (incorporated by reference from Exhibit 99.1 of the current report on Form 8-K filed by the Issuer with the SEC on September 19, 2007 to Exhibit 5 to Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 20, 2007 and incorporated by reference herein)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: February 26, 2008

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Capital Management Services, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Credit Strategies Fund
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Restoration Opportunities Fund
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

James Dondero
/s/ James Dondero

EXHIBITS

Exhibit 1	Exchange Agreement, dated as of January 31, 2007, by and among the Consenting Noteholders (as defined therein), SunCom Wireless Holdings, Inc., SunCom Wireless, Inc., and SunCom Wireless Investment Company LLC (Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2007 and incorporated by reference herein)

Exhibit 2	Lock-up and Voting Agreement, dated as of January 31, 2007, by and among the Identified Bondholders (as defined therein) and the Stockholders (as defined therein) (Exhibit 2 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2007 and incorporated by reference herein)

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated May 17, 2007 (Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2007 and incorporated by reference herein).

Exhibit 4	Stockholder Voting Agreement, dated September 16, 2007, by and among Tango Merger Sub, Inc., T-Mobile USA, Inc. and Stockholders (as defined therein) (incorporated by reference from Exhibit 99.1 of the current report on Form 8-K filed by the Issuer with the SEC on September 19, 2007 to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 20, 2007 and incorporated by reference herein).

Exhibit 5	Agreement and Plan of Merger, dated as of September 16, 2007, by and among T-Mobile USA, Inc., Tango Merger Sub, Inc. and SunCom Wireless Holdings, Inc. (incorporated by reference from Exhibit 99.1 of the current report on Form 8-K filed by the Issuer with the SEC on September 19, 2007 to Exhibit 5 to Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 20, 2007 and incorporated by reference herein)

APPENDIX 1
     The name of each director and executive officer of Strand and Services is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)

Strand Advisors, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President
Michael Colvin	Secretary
Todd Travers	Assistant Secretary
Patrick Daugherty	Assistant Secretary
Ken McGovern	Treasurer

Highland Capital Management Services, Inc.

James Dondero, Director	President
Mark Okada, Director	Secretary and Treasurer